PRESS RELEASE

CN Announces Fourth Quarter and Year-End Results
Railroad Expects to Deliver 10%-15% EPS Growth in 2025

MONTREAL, January 30, 2025 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended December 31, 2024.

“Thanks to our team and the strength of our operating model, we were able to quickly recover from several shocks across the supply chain in 2024. We have good momentum as 2025 begins, and we are well positioned to drive growth with our customers and operating leverage across our system.”
–Tracy Robinson, President and Chief Executive Officer, CN

Financial results highlights
Fourth-quarter 2024 compared to fourth-quarter 2023
•Revenue ton miles (RTMs) of 59,305 (millions), a decrease of 3%.
•Revenues of C$4,358 million, a decrease of C$113 million, or 3%.
•Operating income of C$1,628 million, a decrease of C$190 million, or 10%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 62.6%, an increase of 3.3-points.
•Diluted earnings per share (EPS) of C$1.82, a decrease of 45%, or a decrease of 10% on an adjusted basis. (1)
Full-year 2024 compared to full-year 2023
•RTMs of 235,538 (millions), an increase of 1%.
•Revenues of C$17,046 million, an increase of C$218 million, or 1%.
•Operating income of C$6,247 million, a decrease of C$350 million, or 5%.
•Operating ratio of 63.4%, an increase of 2.6 points, and adjusted operating ratio of 62.9%, an increase of 2.1 points. (1)
•Diluted EPS of C$7.01, a decrease of 18% and adjusted diluted EPS of C$7.10, a decrease of 2%. (1)
•Return on invested capital (ROIC) of 12.9%, a decrease of 3.9 points and adjusted ROIC of 13.1%, a decrease of 1.4-points. (1)

2025 guidance and long-term financial outlook (1)(2)
In 2025, CN expects to deliver 10%-15% adjusted diluted EPS growth and plans to invest approximately C$3.4 billion in its capital program, net of amounts reimbursed by customers.

Over the 2024-2026 period, CN continues to target compounded annual adjusted diluted EPS growth in the high single-digit range.

Shareholder returns
The Company’s Board of Directors approved a 5% increase to CN’s 2025 quarterly cash dividend, effective for the first quarter of 2025. This is the 29th consecutive year of dividend increases, demonstrating our confidence in the long-term financial health of the Company. In addition, the Company’s Board of Directors also approved a new Normal Course Issuer Bid (NCIB) that permits CN to purchase, for cancellation, over a 12-month period up to 20 million common shares, starting on February 4, 2025, and ending no later than February 3, 2026. CN continues to manage to its adjusted debt-to-adjusted EBITDA target of 2.5x. (1)(2)

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 4:30 p.m. Eastern Time on January 30. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 1405609 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

CN | 2024 – Fourth Quarter 1

PRESS RELEASE

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year and long-term adjusted diluted EPS outlook and adjusted debt-to-adjusted EBITDA target (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS and adjusted debt-to-adjusted EBITDA because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook or its adjusted debt-to-adjusted EBITDA target.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words.

2025 key assumptions
CN has made a number of economic and market assumptions in preparing its 2025 outlook. The Company assumes North American industrial production growth of approximately 1% in 2025. For the 2024/2025 crop year, the grain crop in Canada was in line with its five-year average and the U.S. grain crop was above its five-year average. The Company assumes that the 2025/2026 grain crops in Canada and the U.S. will be in line with their respective five-year averages. CN assumes RTM growth will be in the low to mid single-digit range. CN also assumes that in 2025, the value of the Canadian dollar in U.S. currency will be approximately $0.70, and assumes that in 2025 the average price of crude oil (West Texas Intermediate) will be in the range of US$70 - US$80 per barrel.

2024-2026 key assumptions
CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN assumes that the North American industrial production will increase by approximately 1% CAGR over the 2024 to 2026 period. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.70 and that the average price of crude oil (West Texas Intermediate) will be in the range of US$70 - US$80 per barrel during this period.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A. While the Company currently believes its goals are reasonably achievable, there can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

2 CN | 2024 – Fourth Quarter

PRESS RELEASE

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the Gulf of Mexico, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Ashley Michnowski	Stacy Alderson
Senior Manager	Assistant Vice-President
Media Relations	Investor Relations
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
CN | 2024 – Fourth Quarter 3

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,358	4,471	17,046	16,828
Freight revenues ($ millions)	4,183	4,303	16,395	16,236
Operating income ($ millions)	1,628	1,818	6,247	6,597
Adjusted operating income ($ millions) (2)(3)	1,628	1,818	6,325	6,597
Net income ($ millions)	1,146	2,130	4,448	5,625
Adjusted net income ($ millions) (2)(3)	1,146	1,305	4,506	4,800
Diluted earnings per share ($)	1.82	3.29	7.01	8.53
Adjusted diluted earnings per share ($) (2)(3)	1.82	2.02	7.10	7.28
Free cash flow ($ millions) (2)(4)	1,032	1,613	3,092	3,887
Gross property additions ($ millions)	944	947	3,549	3,217
Share repurchases ($ millions)	153	1,113	2,651	4,551
Dividends per share ($)	0.8450	0.7900	3.3800	3.1600
Financial ratio
Operating ratio (%) (5)	62.6	59.3	63.4	60.8
Adjusted operating ratio (%) (2)(3)	62.6	59.3	62.9	60.8
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	113,660	118,687	457,694	452,043
Revenue ton miles (RTMs) (millions)	59,305	61,136	235,538	232,614
Carloads (thousands)	1,324	1,388	5,390	5,436
Route miles (includes Canada and the U.S., end of year)	18,800	18,800	18,800	18,800
Employees (end of period)	24,671	24,987	24,671	24,987
Employees (average for the period)	24,862	25,102	25,304	24,920
Key operating measures
Freight revenue per RTM (cents)	7.05	7.04	6.96	6.98
Freight revenue per carload ($)	3,159	3,100	3,042	2,987
GTMs per average number of employees (thousands)	4,572	4,728	18,088	18,140
Operating expenses per GTM (cents)	2.40	2.24	2.36	2.26
Labor and fringe benefits expense per GTM (cents)	0.78	0.69	0.75	0.70
Diesel fuel consumed (US gallons in millions)	100.1	103.7	401.1	395.2
Average fuel price ($ per US gallon)	4.15	4.76	4.41	4.62
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.881	0.874	0.876	0.874
Train weight (tons)	9,034	9,299	9,087	9,186
Train length (feet)	7,670	7,951	7,831	7,891
Car velocity (car miles per day)	210	215	209	213
Through dwell (entire railroad, hours)	7.1	6.9	7.0	7.0
Through network train speed (miles per hour)	19.2	19.6	18.9	19.8
Locomotive utilization (trailing GTMs per total horsepower)	186	193	186	191
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.12	0.83	1.06	0.98
Accident rate (per million train miles)	1.75	1.62	1.66	1.80
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2024 – Fourth Quarter

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended December 31				Year ended December 31
	2024	2023	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2024	2023	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	868	861	1%	(1%)	3,414	3,195	7%	6%
Metals and minerals	488	507	(4%)	(6%)	2,048	2,048	—%	(1%)
Forest products	469	486	(3%)	(5%)	1,931	1,943	(1%)	(2%)
Coal	238	249	(4%)	(5%)	929	1,017	(9%)	(9%)
Grain and fertilizers	1,038	994	4%	3%	3,422	3,265	5%	4%
Intermodal	876	948	(8%)	(8%)	3,757	3,823	(2%)	(2%)
Automotive	206	258	(20%)	(21%)	894	945	(5%)	(6%)
Total freight revenues	4,183	4,303	(3%)	(4%)	16,395	16,236	1%	—%
Other revenues	175	168	4%	2%	651	592	10%	9%
Total revenues	4,358	4,471	(3%)	(4%)	17,046	16,828	1%	1%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,767	11,931	(1%)	(1%)	46,530	43,846	6%	6%
Metals and minerals	6,646	6,986	(5%)	(5%)	28,829	28,444	1%	1%
Forest products	5,268	5,612	(6%)	(6%)	22,111	23,141	(4%)	(4%)
Coal	5,326	5,448	(2%)	(2%)	20,165	22,682	(11%)	(11%)
Grain and fertilizers	17,904	18,341	(2%)	(2%)	64,594	63,479	2%	2%
Intermodal	11,652	11,968	(3%)	(3%)	50,190	47,886	5%	5%
Automotive	742	850	(13%)	(13%)	3,119	3,136	(1%)	(1%)
Total RTMs	59,305	61,136	(3%)	(3%)	235,538	232,614	1%	1%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.38	7.22	2%	1%	7.34	7.29	1%	—%
Metals and minerals	7.34	7.26	1%	(1%)	7.10	7.20	(1%)	(3%)
Forest products	8.90	8.66	3%	1%	8.73	8.40	4%	3%
Coal	4.47	4.57	(2%)	(3%)	4.61	4.48	3%	2%
Grain and fertilizers	5.80	5.42	7%	6%	5.30	5.14	3%	2%
Intermodal	7.52	7.92	(5%)	(6%)	7.49	7.98	(6%)	(7%)
Automotive	27.76	30.35	(9%)	(10%)	28.66	30.13	(5%)	(6%)
Total freight revenue / RTM	7.05	7.04	—%	(1%)	6.96	6.98	—%	(1%)
Carloads (thousands) (3)
Petroleum and chemicals	163	166	(2%)	(2%)	648	634	2%	2%
Metals and minerals	244	253	(4%)	(4%)	974	1,002	(3%)	(3%)
Forest products	71	75	(5%)	(5%)	299	309	(3%)	(3%)
Coal	113	125	(10%)	(10%)	456	511	(11%)	(11%)
Grain and fertilizers	194	187	4%	4%	690	670	3%	3%
Intermodal	490	522	(6%)	(6%)	2,115	2,078	2%	2%
Automotive	49	60	(18%)	(18%)	208	232	(10%)	(10%)
Total carloads	1,324	1,388	(5%)	(5%)	5,390	5,436	(1%)	(1%)
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,325	5,187	3%	1%	5,269	5,039	5%	4%
Metals and minerals	2,000	2,004	—%	(2%)	2,103	2,044	3%	2%
Forest products	6,606	6,480	2%	—%	6,458	6,288	3%	2%
Coal	2,106	1,992	6%	5%	2,037	1,990	2%	2%
Grain and fertilizers	5,351	5,316	1%	—%	4,959	4,873	2%	1%
Intermodal	1,788	1,816	(2%)	(2%)	1,776	1,840	(3%)	(4%)
Automotive	4,204	4,300	(2%)	(4%)	4,298	4,073	6%	5%
Total freight revenue / carload	3,159	3,100	2%	1%	3,042	2,987	2%	1%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2024 – Fourth Quarter 5

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, adjusted debt-to-adjusted EBITDA multiple, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three months and year ended December 31, 2024, the Company's adjusted net income was $1,146 million, or $1.82 per diluted share, and $4,506 million, or $7.10 per diluted share, respectively. The adjusted figure for the year ended December 31, 2024 excludes a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share), recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

For the three months and year ended December 31, 2023, the Company's adjusted net income was $1,305 million, or $2.02 per diluted share, and $4,800 million, or $7.28 per diluted share, respectively. The adjusted figures for the three months and year ended December 31, 2023 exclude:
•a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million, or $112 million after-tax ($0.17 per diluted share) recorded in the fourth quarter in Other income within the Consolidated Statements of Income; and
•a net deferred income tax recovery of $713 million ($1.10 per diluted share for the quarter and $1.08 per diluted share for the year) recorded in the fourth quarter resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years.

6 CN | 2024 – Fourth Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months and years ended December 31, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2024	2023	2024	2023
Net income	$1,146	$2,130	$4,448	$5,625
Adjustments:
Operating expense adjustments:
Loss on assets held for sale	—	—	78	—
Non-operating expense adjustments:
Gain on disposal of property	—	(129)	—	(129)
Tax adjustments:
Tax effect of adjustments (1)	—	17	(20)	17
Tax-deductible goodwill and related impacts (2)	—	(713)	—	(713)
Total adjustments	—	(825)	58	(825)
Adjusted net income	$1,146	$1,305	$4,506	$4,800
Diluted earnings per share	$1.82	$3.29	$7.01	$8.53
Impact of adjustments, per share	—	(1.27)	0.09	(1.25)
Adjusted diluted earnings per share	$1.82	$2.02	$7.10	$7.28
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.
(2)Relates to the impacts of recognizing the $767 million deferred income tax recovery party offset by a $54 million income tax expense on the foregone tax deductions for the 2021 and 2022 taxation years.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months and years ended December 31, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except percentages	2024	2023	2024	2023
Operating income	$1,628	$1,818	$6,247	$6,597
Adjustment:
Recovery of loss on assets held for sale	—	—	78	—
Total adjustment	—	—	78	—
Adjusted operating income	$1,628	$1,818	$6,325	$6,597

Operating expenses	$2,730	$2,653	$10,799	$10,231
Total adjustment	—	—	(78)	—
Adjusted operating expenses	$2,730	$2,653	$10,721	$10,231

Operating ratio	62.6%	59.3%	63.4%	60.8%
Impact of adjustment	—%	—%	(0.5)%	—%
Adjusted operating ratio	62.6%	59.3%	62.9%	60.8%

CN | 2024 – Fourth Quarter 7

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.399 and $1.370 per US$1.00 for the three months and year ended December 31, 2024, respectively, and $1.362 and $1.350 per US$1.00 for the three months and year ended December 31, 2023, respectively. On a constant currency basis, the Company’s Net income for the three months and year ended December 31, 2024 would have been lower by $4 million ($0.01 per diluted share) and lower by $21 million ($0.03 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months and year ended December 31, 2024:

	Three months ended December 31				Year ended December 31
In millions, except per share data	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$868	$(12)	$861	(1%)	$3,414	$(28)	$3,195	6%
Metals and minerals	488	(10)	507	(6%)	2,048	(23)	2,048	(1%)
Forest products	469	(8)	486	(5%)	1,931	(19)	1,943	(2%)
Coal	238	(1)	249	(5%)	929	(4)	1,017	(9%)
Grain and fertilizers	1,038	(11)	994	3%	3,422	(22)	3,265	4%
Intermodal	876	(5)	948	(8%)	3,757	(13)	3,823	(2%)
Automotive	206	(3)	258	(21%)	894	(8)	945	(6%)
Total freight revenues	4,183	(50)	4,303	(4%)	16,395	(117)	16,236	—%
Other revenues	175	(3)	168	2%	651	(7)	592	9%
Total revenues	4,358	(53)	4,471	(4%)	17,046	(124)	16,828	1%
Operating expenses
Labor and fringe benefits	883	(9)	818	(7%)	3,422	(19)	3,150	(8%)
Purchased services and material	598	(8)	556	(6%)	2,313	(16)	2,254	(2%)
Fuel	481	(10)	569	17%	2,060	(24)	2,097	3%
Depreciation and amortization	489	(6)	463	(4%)	1,892	(12)	1,817	(3%)
Equipment rents	98	(3)	97	2%	392	(6)	359	(8%)
Other	181	(5)	150	(17%)	642	(8)	554	(14%)
Recovery of loss on assets held for sale	—	—	—	—%	78	—	—	—%
Total operating expenses	2,730	(41)	2,653	(1%)	10,799	(85)	10,231	(5%)
Operating income	1,628	(12)	1,818	(11%)	6,247	(39)	6,597	(6%)
Interest expense	(231)	5	(199)	(14%)	(891)	10	(722)	(22%)
Other components of net periodic benefit income	113	—	119	(5%)	454	—	479	(5%)
Other income (loss)	(2)	1	134	(101%)	42	1	134	(68%)
Income before income taxes	1,508	(6)	1,872	(20%)	5,852	(28)	6,488	(10%)
Income tax recovery (expense)	(362)	2	258	(240%)	(1,404)	7	(863)	(62%)
Net income	$1,146	$(4)	$2,130	(46%)	$4,448	$(21)	$5,625	(21%)
Diluted earnings per share	$1.82	$(0.01)	$3.29	(45%)	$7.01	$(0.03)	$8.53	(18%)

8 CN | 2024 – Fourth Quarter

NON-GAAP MEASURES – UNAUDITED

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months and years ended December 31, 2024 and 2023, to the non-GAAP free cash flow presented herein:

	Three months ended December 31		Year ended December 31
In millions	2024	2023	2024	2023
Net cash provided by operating activities	$1,995	$2,413	$6,699	$6,965
Net cash used in investing activities	(963)	(1,190)	(3,607)	(3,468)
Net cash provided before financing activities	1,032	1,223	3,092	3,497
Adjustments:
Business acquisitions and combinations (1)	—	390	—	390
Total adjustments	—	390	—	390
Free cash flow	$1,032	$1,613	$3,092	$3,887
(1)Relates to the acquisition of the shares of Iowa Northern Railway Company for $312 million and the business combination of Cape Breton & Central Nova Scotia Railway for $78 million. See Note 3 – Business acquisitions and combinations to the Company's unaudited Interim Consolidated Financial Statements for additional information.

CN | 2024 – Fourth Quarter 9

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the years ended December 31, 2024 and 2023, respectively, to adjusted debt and adjusted EBITDA, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2024	2023
Debt		$20,894	$18,473
Adjustments:
Operating lease liabilities, including current portion (1)		477	415
Pension plans in deficiency (2)		350	362
Adjusted debt		$21,721	$19,250
Net income		$4,448	$5,625
Interest expense		891	722
Income tax expense		1,404	863
Depreciation and amortization		1,892	1,817
Operating lease cost (3)		153	149
Other components of net periodic benefit income		(454)	(479)
Other loss		(42)	(134)
Adjustment:
Loss on assets held for sale (4)		78	—
Adjusted EBITDA		$8,370	$8,563
Adjusted debt-to-adjusted EBITDA multiple (times)		2.60	2.25
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to a loss on assets held for sale of $78 million recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 - Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

10 CN | 2024 – Fourth Quarter

NON-GAAP MEASURES – UNAUDITED

ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	As at and for the year ended December 31,	2024	2023
Net income		$4,448	$5,625
Interest expense		891	722
Tax on interest expense (1)		(214)	(177)
Return		$5,125	$6,170
Average total shareholders' equity		$20,584	$20,751
Average long-term debt		17,931	15,253
Average current portion of long-term debt		1,753	1,699
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		(663)	(879)
Average invested capital		$39,605	$36,824
ROIC		12.9%	16.8%
Adjusted net income (2)		$4,506	$4,800
Interest expense		891	722
Adjusted tax on interest expense (3)		(214)	(177)
Adjusted return		$5,183	$5,345
Average invested capital		$39,605	$36,824
Adjusted ROIC		13.1%	14.5%
(1)The effective tax rate, defined as Income tax expense as a percentage of Income before income taxes, used to calculate the tax on Interest expense for 2024 was 24.0%. Due to the significantly lower effective tax rate of 13.3% reported by the Company in 2023, tax on interest expense for 2023 was calculated using an adjusted effective tax rate of 24.5%.
(2)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP measures – Adjusted performance measures for an explanation of this non-GAAP measure.
(3)The adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense for 2024 was 24.0% (2023 - 24.5%).

CN | 2024 – Fourth Quarter 11